EXHIBIT 99.1

AMERICAS GOLD AND SILVER ACHIEVES BREAKTHROUGH WITH 99%+ ANTIMONY EXTRACTION FROM ITS COPPER CONCENTRATE,

SUPPORTING POTENTIAL PRIMARY PRODUCTION IN THE UNITED STATES

WALLACE, IDAHO – September 8, 2025 – Americas Gold and Silver Corporation (NYSE American: USAS) (TSX: USA) (“Americas” or the “Company”), a growing North American precious and critical metals producer, is pleased to announce updated results from recent metallurgical testing on antimony contained in its copper concentrates generated during the first phase of the test program at its Galena Complex in Idaho. The testing, conducted by Allihies Engineering Inc. (“Allihies”) using its proprietary, selective industrial Alkaline Selective Leaching (ASL) hydrometallurgical technology, confirms very high extraction rates of antimony are possible. The ASL technology utilized by Allihies represents an improved and optimized version of the proven industrial process used for 60 years by Sunshine Mining at its antimony plant that existed until 2002 before it was demolished. This result demonstrates the potential to unlock significant untapped value from currently unpaid by-products and positions the Company as a potential frontrunner in restoring domestic antimony product supply. For reference, antimony has been identified as a critical mineral essential for U.S. national security and economic resilience in addition to both silver and copper.

Metallurgical Breakthrough Unlocks Antimony and Gold Value

Americas is celebrating a major milestone in metallurgical innovation at the Galena Complex. Recent test work has confirmed the potential to extract over 99% of antimony from the site's copper flotation concentrate, transforming a historically overlooked by-product into a valuable revenue source while bolstering the Company's role in the domestic supply of critical minerals. Antimony flotation recovery rates from the copper/silver tetrahedrite ore grading 1% antimony is between 90-96%.

Antimony at the Galena Complex is hosted in the common sulfosalt mineral, tetrahedrite, which is an antimony sulfide of silver, copper, and iron. Although the Galena Complex has produced significant antimony over its life, the Company historically has not realized value for this material due to its then insufficient concentration and quality for smelter acceptance.

As previously announced (see the Company’s press release dated May 15, 2025), the Company commissioned SGS Canada Inc. (“SGS”) to conduct flotation tests on current mill feed. There were two objectives to this first phase of test work:

1.	Confirm that a copper/antimony/silver flotation product could be achieved from the tetrahedrite ore being processed through the Galena mill.

2.	Generate sufficient flotation concentrate for additional testing to extract antimony from the concentrate.

Phase One – Flotation recovery from tetrahedrite ore highlights:

•	Antimony Recovery: ~90 - 96% from ore grading ~1% Sb

•	Silver Recovery: ~98 - 99% from ore grading ~50 oz/ton Ag

•	Copper Recovery: ~96 - 98% from ore grading ~1% Cu

•	Rougher Concentrate Grades: ~18 - 19% Sb, ~600 opt Ag & 24% Cu

Phase Two – ASL Hydrometallurgical recovery from copper concentrate highlights:

•	Antimony Extraction: +99% from flotation concentrate grading ~19% Sb

•	Arsenic Extraction: +72% from flotation concentrate

•	Silver, copper and iron: completely retained in the leached flotation concentrate at an enhanced grade

•	Gold Extraction: between 25-60% from flotation concentrate

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Paul Andre Huet, Chairman and CEO, commented: “I am thrilled that results of our test work have successfully demonstrated the potential to extract over 99% of the antimony from the copper ore currently being mined at our Galena Complex. At current Rotterdam antimony prices, this breakthrough could significantly enhance the payable metal value for Americas and our shareholders, as we currently receive little to no revenue for the antimony in our existing produced concentrates. Our technical team is moving forward with detailed technical and trade-off studies to develop a plan to rapidly capitalize on the opportunity to commercially recover and realize value for the antimony, gold and copper already present in our concentrates. Over the last nine months, we have been able to unravel the antimony puzzle at the Galena mine. I am very excited to deliver this news to our shareholders and the market generally – we are working to gather more information on our growing potential to become the first mine to-market antimony production in the U.S. in the last 25 years. We believe that we are the only US-based mining company that is producing extractable silver, copper, and antimony, metals that the United States government has identified as critical, strategic metals.”

The results from the first phase of test work conducted on the tetrahedrite material indicate that a marketable copper concentrate is possible using modern metallurgical processes. This was a very positive first step.

Building on the results of the first phase of metallurgical test work, the second phase conducted at Allihies Engineering, Inc., focused on treating the copper concentrate from the first phase to produce a saleable antimony product. Such a product would open the door to monetize a long-overlooked by-product and reinforce the Company's strategic value within the U.S. critical minerals supply chain by generating multiple antimony products, all produced in the Silver Valley of Idaho.

This second phase involved conducting tests on the copper concentrate to determine the extraction rate of antimony and gold. The result was over 99% extraction of the antimony was achieved, with the copper and silver metal remaining in the concentrate. Results are shown in the tables below.

Table 1: ASL Hydrometallurgical Leaching Test Results

Sample #	Component	Mass (g)	As (%)	Sb (%)	Au (g/t)	Ag (g/t)
1	Feed	25	1.86	18.7	3.22	26,100
	Tails	24.1	0.396	0.032	2.4	30,091
	Recovery to Solution	-	79.5	99.8	28.1	-

2	Feed	25	1.94	19	2.12	25,700
	Tails	24.05	0.564	0.067	0.857	27,847
	Recovery to Solution	-	72.0	99.7	61.1	-

Allihies Engineering Inc. commented: “We have successfully optimized and applied our proprietary ASL technology to two rougher copper concentrates from the Galena Mine.  At equilibrium, nearly 100% of the contained antimony was successfully leached from both copper concentrates. This leached antimony can be processed into high purity antimony metal, sodium antimonate, antimony oxide and antimony sulfides. Gold successfully leached can also be recovered.  Very importantly, the arsenic concentration of the flotation concentrate was dramatically reduced with the leached arsenic potentially being selectively fixed as an iron compound for subsequent disposal.  Finally, silver, copper and iron were all retained completely in the leached concentrate at an enhanced grade. Overall, this is a tremendous result for maximizing the monetization of antimony in ore already being mined at Galena”.

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Background: Historical Antimony Production at Galena Complex

As shown in the table below, over 20 million pounds of antimony have been produced historically from the Galena Complex since 2001, based on final smelter settlement sheets. For many years during the period since 2001, the focus was on producing from non-tetrahedrite ore sources. Recent drilling since 2019 shows a large increase in the tetrahedrite ore which will become a focus for drilling and production going forward. If the potential for commercial recovery and product refinement can be realized, Americas Gold and Silver is positioned to become the only antimony end product supplier in the United States. This milestone would represent a significant development in restoring domestic supply of a mineral deemed essential to U.S. national and economic security since China halted antimony exports, announcing it was no longer selling to the U.S. on December 3, 2024.

Table 2: Galena Mill Historical Production Based on Final Smelter Settlements (before payable deductions)

Year	Concentrate		Cu (%)	Sb (%)	Cu (lbs)	Sb (lbs)
	Type	Tons
2024	Lead	11,085	1.76%	1.51%	389,084	333,880
2023	Lead	15,680	1.75%	1.51%	550,319	472,282
2022	Lead	15,290	1.29%	1.30%	393,740	398,152
2021	Lead	19,423	0.86%	0.97%	335,960	377,972
2020	Lead	19,660	0.55%	0.80%	215,186	312,594
2019	Lead	13,741	0.70%	0.85%	191,248	232,223
2018	Lead	17,625	0.61%	0.80%	214,281	282,000
2017	Lead	20,123	0.73%	0.83%	292,627	332,030
2016	Lead	22,484	0.67%	0.79%	300,713	355,697
2015	Copper	612	24.87%	13.41%	304,449	164,138
2015	Lead	14,579	0.64%	0.75%	186,779	217,810
2014	Copper	1,333	21.98%	12.53%	586,115	334,050
2014	Lead	8,162	0.77%	1.35%	125,929	220,700
2013	Copper	2,001	25.02%	14.40%	1,001,230	576,288
2013	Lead	5,641	0.63%	1.41%	70,710	158,851
2012	Copper	2,338	22.13%	12.48%	1,034,787	583,565
2012	Lead	4,887	0.83%	1.06%	80,729	103,306
2011	Copper	2,313	23.85%	13.23%	1,103,311	612,025
2011	Lead	5,607	0.54%	0.76%	60,888	85,221
2010	Copper	2,199	22.75%	12.15%	1,000,591	534,381
2010	Lead	4,831	0.68%	0.87%	65,314	83,671
2009	Copper	2,416	22.26%	12.89%	1,075,447	622,755
2009	Lead	5,741	0.80%	0.90%	91,859	103,341
2008	Copper	1,822	24.43%	13.89%	890,273	506,177
2008	Lead	3,419	0.70%	0.90%	47,864	61,539
2007	Copper	1,529	25.41%	14.55%	776,829	444,820
2007	Lead	445	1.00%	1.16%	8,906	10,331
2006	Copper	1,985	22.06%	19.61%	875,958	778,674
2005	Copper	3,381	23.93%	18.81%	1,617,941	1,271,770
2004	Copper	5,652	24.41%	19.94%	2,759,209	2,253,938
2003	Copper	5,258	23.06%	13.31%	2,424,782	1,399,560
2002	Copper	9,357	20.50%	12.49%	3,836,190	2,337,269
2001	Copper	6,910	23.44%	13.50%	3,239,333	1,865,657
2000	Copper	5,356	26.10%	15.69%	2,795,884	1,680,744
TOTAL / AVERAGE		262,883	5.51%	3.82%	28,944,465	20,107,409

As shown in the table above, the amount of recovered antimony as compared to the recovered copper in the Galena flotation concentrate historically has been approximately 0.69-to-1. After recognizing this relationship earlier in the year, the Company sent out approximately 1,000 drill sample rejects from the tetrahedrite veins for analysis. Each sample was analyzed for copper and antimony.  Table 3 is a summary of the results from this test work (detailed results are in the appendix to this report).

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Table 3: Summary of Assay Results

Job Number	Analysis Date	Number Samples	Cu (%)	Sb (%)	Sb:Cu Ratio
B25-0080	4/12/2025	231	2.15	1.61	0.75
B25-0081	4/18/2025	226	3.33	2.11	0.63
B25-0082	4/18/2025	210	1.84	1.00	0.55
B25-0090	4/19/2025	332	1.11	0.68	0.61
Total		999	2.01	1.29	0.64

These assay results indicate an antimony-to-copper ratio in the tetrahedrite ore that is approximately 0.64-to-1 (versus 0.69-to-1 reflected in the above historical results). Antimony and copper is predominantly hosted in the tetrahedrite ore at Galena, however, a small portion of the non-tetrahedrite material also hosts antimony and copper, boosting overall antimony production potential.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a growing precious metals mining company with multiple assets in North America. In December 2024, Americas increased its ownership in the Galena Complex (Idaho, USA) from 60% to 100% in a transaction with Eric Sprott, solidifying its position as a silver-focused producer. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Eric Sprott is the Company’s largest shareholder, holding an approximate 20% interest. Americas has a proven and experienced management team led by Paul Huet, is fully funded to execute its growth plans, and focused on becoming one of the top North American silver plays, with an objective of over 80% of its revenue to be generated from silver by the end of 2025.

For More Information:

Maxim Kouxenko - Manager, Investor Relations

M:          +1 (647) 888-6458

E:            ir@americas-gold.com

W:          Americas-gold.com

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Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President – Geology of the Company. Mr. Streiff is a “qualified person” for the purposes of NI 43-101. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the recent results of metallurgical testing at its Galena Complex and the potential that a marketable antimony concentrate may now be possible using modern metallurgical processes, the Company's ability to become a primary antimony producer in the United States, and the potential for commercial recovery and monetization of antimony and gold, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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